[AmTrust Financial Services, Inc. Letterhead]
April 4, 2013
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	AmTrust Financial Services, Inc. Registration Statement on Form S-4 File No. 333-187093
Dear Mr. Riedler:
Pursuant to Rule 461 under the Securities Act of 1933, AmTrust Financial Services, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-187093) to 10:00 a.m., Eastern Time, on Monday, April 8, 2013, or as soon thereafter as practicable.
In connection with this request, the Registrant hereby acknowledges the following:

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should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Securities and Exchange Commission
April 4, 2013

Please contact me at (646) 458-7913 or Matthew C. Dallett of Edwards Wildman Palmer LLP at (617) 239-0303 if you have any questions about this request.
Sincerely,
/s/ Stephen B. Ungar

Stephen B. Ungar
General Counsel and Secretary

cc:	Daniel Greenspan, Securities and Exchange Commission
Scot Foley, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP